SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              WILEY JOHN & SONS INC
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                December 31, 2008

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                    968223206
                                 (CUSIP NUMBER)


1) Name of Reporting Person: UniCredit S.p.A.


         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power               3,830,153
         Beneficially Owned                      [See Item 4 below.]
         by Each Reporting
         Person With                             (6)Shared Voting
                                                 Power                   0

                                                 (7)Sole Disposi-
                                                 tive Power          3,830,153
                                                 [See Item 4 below.]

                                                 (8)Shared Disposi-
                                                 tive Power              0

9)       Aggregate Amount Beneficially           3,830,153
         Owned by Each                           [See Item 4 below.]
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     7.8%

12)      Type of Reporting
         Person (See Instructions)               HC

Item 1(a)         Name of Issuer.

                           WILEY JOHN & SONS INC.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  111 River Street
                  Hoboken, NJ 07030
                  United States

Item 2(a)         Name of Person Filing:

                     UniCredit S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Piazza Cordusio 2
                  20123 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  968223206

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)

Item 4.  Ownership.

(a) Amount Beneficially Owned: 3,830,153**

(b) Percent of Class: 7.8%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 3,830,153**

         (ii) shared power to vote or to direct vote 0

         (iii) sole power to dispose or to direct disposition of 3,830,153**

         (iv) shared power to dispose or to direct disposition 0

**Shares reported on this Schedule 13G (the Shares) are owned by unds (investment companies registered under the Investment Company Act of 1940) advised by Pioneer Investment Management, Inc. (PIM, Inc.; the Investment Advisory Business). The Shares include 3,830,153 shares
(approximately 7.8% of the Issuer's outstanding shares)owned by Funds advised by PIM, Inc.

The Investment Advisory Business is an indirect subsidiary of the Reporting Person. In their role as investment manager or adviser to the Funds, the Investment Advisory Business possesses investment and/or voting control over the Shares. The Reporting Person disclaims beneficial ownership of the Shares. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person or any of its subsidiaries is the beneficial owner of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The interest of one person, Pioneer Fund, an investment company registered under the investment company act of 1940, in the Class A Common Stock of WILEY JOHN & SONS INC., amounted to 3,494,400 shares or 7.1% of the total outstanding Common Stock at December 31,2008.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date
                  February 11, 2009





                  /s/Dario Frigerio
                  Name: Dario Frigerio
                  Title: Head of Asset Management Division






                  /s/Paolo Fiorentino
                  Name: Paolo Fiorentino
                  Title: Head of Global Banking Services Division